UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13545 (Prologis, Inc.) 001-14245 (Prologis, L.P.)

PROLOGIS, INC.

PROLOGIS, L.P.

(Exact name of registrant as specified in charter)

Pier 1, Bay 1,
San Francisco, California 94111
(415) 394-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.375% Notes due 2020

Floating Rate Notes due 2020

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value

1.375% Notes due 2021

3.000% Notes due 2022

3.375% Notes due 2024

3.000% Notes due 2026

2.250% Notes due 2029

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Prologis, Inc. and Prologis, L.P. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 16, 2019	PROLOGIS, INC.

		By:	/s/ Michael T. Blair
		Name:	Michael T. Blair
		Title:	Managing Director, Deputy General Counsel

PROLOGIS, L.P.

By: Prologis, Inc.,
its General Partner

			By:	/s/ Michael T. Blair
			Name:	Michael T. Blair
			Title:	Managing Director, Deputy General Counsel